FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-11080

THE ICA CORPORATION (Translation of registrant's name into English)
Minería No. #145 11800 México D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For more information contact:

Dr. José Luis Guerrero
(5255) 5272-9991 x2060	in the United States:
jose.guerrero@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

ICA ANNOUNCES CORPORATE GOVERNMENT INITIATIVES APPROVED BY THE BOARD OF DIRECTORS AND PROPOSALS TO BE PRESENTED TO THE SHAREHOLDERS’ MEETING ON SEPTEMBER 12, 2006

•	Bernardo Quintana will continue to be Chairman of the Board
•	José Luis Guerrero will become CEO effective January 1, 2007
•	Three new members to be elected to the Board of Directors

Mexico City, August 28, 2006 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, procurement and construction company in Mexico, announced today the corporate governance proposals that were approved by its Board of Directors, as well as nominations for new members of the Board that will be presented for approval at its general shareholders’ meeting scheduled for September 12, 2006. These initiatives are designed to implement the requirements and recommendations of Mexico’s new Capital Markets Law.

Separating the positions of Chairman of the Board and CEO

The Board approved on June 27, 2006 the redefinition of the responsibilities of the Board Chairman, which separate the positions of Chairman from those of Chief Executive Officer. The Chairman will be responsible for the strategic direction, oversight, and monitoring of the Company functions that are Board responsibilities. The CEO will be responsible for execution of the Company’s strategic plan and management of the business. The Board recommended the following nominations:

Bernardo Quintana Isaac will continue to serve as Chairman of the Board, subject to approval by the shareholders’ meeting. Mr. Quintana, who reached 65 years of age in August, became Chairman and CEO of ICA in December 1994. He joined the Company in 1963 and was elected to the Board in 1978. Mr. Quintana is a civil engineering graduate of the National University of Mexico (UNAM) and has an MBA from the University of California in Los Angeles.

José Luis Guerrero Álvarez, 62, who has served as ICA’s Chief Financial Officer since 1999 and as a director since 1989, was nominated to become CEO effective January 1, 2007. During his 27-year career at ICA, Dr. Guerrero has served in many positions, including head of the capital goods division, corporate treasurer, vice president for finance, and vice president for business development. He is an electro-mechanical engineering graduate of the UNAM, a graduate of the University of Paris, and has a masters and doctorate in engineering from the University of Illinois in Champaign-Urbana.

“I believe that the time is right to turn my attention to the key issues that will position ICA to continue to grow and to increase its profitability over the coming years,” noted Mr. Quintana. “I will focus on corporate strategy, including programs to develop the next generation of leaders of ICA, and on corporate governance. José Luis Guerrero is the ideal candidate to be the CEO of ICA over the next several years, as the Company’s emerging leaders gain experience and increased responsibility. José Luis has provided brilliant and dedicated service throughout his career at ICA, particularly over the past several years as ICA has strengthened its financial and operating position. I will remain deeply involved with the Company; with my focus on strategy and José Luis’s on execution, we will make ICA an even stronger company.”

New Board Nominees

ICA is also recomposing its Board to increase the proportion of outside, independent directors. The new members who have been nominated by the Board for shareholder approval are:

Fernando Ruíz Sahagún, 63, is managing partner at the accountancy consulting firm of Chevez, Ruíz Zamarripa y Cía. Currently he is president of the tax commission of the Business Coordinating Council (CCE) and a tax adviser, and representative of the CCE to the Ministry of Finance. He serves on the boards of a number of public and private companies, both in Mexico and abroad. Mr. Ruíz is an accounting graduate of the UNAM.

Luís Rubio Freidberg, 51, is president of the Centro de Investigación para el Desarrollo (CIDAC), an independent economic and political research institute in Mexico City. He is a fellow of the World Economic Forum and serves on the boards of several investment funds, including the Oppenheimer funds, the India Fund, and the Asia Tigers Fund. Dr. Rubio is a finance specialist and has a masters degree and doctorate in political science from Brandeis University.

Guillermo Javier Haro Belchez, 47, is secretary general of the Mexican Chamber of Deputies, and has served in the controller’s offices of the federal government and the State of Mexico. He is a professor of political science and public administration at the UNAM. Dr. Haro is a law graduate of the Universidad La Salle and has a doctorate in law from the Universidad de Alcalá de Henares in Madrid, Spain.

Messrs. Rubio and Haro are independent directors in accordance with the new Mexican Capital Markets Law and U.S. securities laws.

Carlos Abedrop Avila has requested to leave the Board.

In addition, the functions of the statutory auditor (comisario) will be assumed by the Audit Committee, in accordance with the new Mexican Capital Markets Law. As a result, Joaquin Gómez Álvarez, will cease to be the statutory auditor of the Company.

Subject to approval by the Company’s Shareholders’ Meeting, the new Board will be composed of 18 members, of whom 10 are independent under both Mexican and U.S. law. ICA will no longer nominate alternate Board members, also in keeping with the recommendations and statement of purpose of the new Mexican Capital Markets Law.

Details on the shareholders’ meeting agenda will be distributed to shareholders in accordance with law.

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Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit “www.ica.com.mx”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance